

15008228

Act: 1934
Section: 13
Rule:
Public Availability: 10/8/2015

DC

n/a act
PE 6/5/15

October 8, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federal Home Loan Mortgage Corporation (Freddie Mac)
Incoming letter dated June 5, 2015

Based on the facts presented, we will not recommend enforcement action if Freddie Mac, when complying with the 2008 Letter: (1) posts the MVS on its website each month; and (2) issues a press release announcing the issuance of the MVS that provides a link to the relevant website page. Terms are as defined in your letter.

Because this position is based upon the representations made to the Division in your letter, it should be noted that any different facts or conditions might require a different conclusion.

Sincerely,

Carolyn Sherman
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

October 8, 2015

Mail Stop 4561

Kevin I. MacKenzie, Vice President
& Deputy General Counsel Corporate Securities
Freddie Mac
8200 Jones Branch Drive
McLean, Virginia 22102-3310

Re: Federal Home Loan Mortgage Corporation (Freddie Mac)

Dear Mr. MacKenzie:

In regard to your letter of June 5, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Fredrickson
Chief Counsel & Associate Director



8200 Jones Branch Drive
McLean, VA 22102-3310

We make home possible®

June 5, 2015 Securities Exchange Act of 1934 – Section 13; Form 8-K

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Revision to Terms of Previously Granted No-action Relief

Ladies and Gentlemen:

On behalf of the Federal Home Loan Mortgage Corporation ("Freddie Mac"), I am submitting this letter to seek a minor revision to the terms of the no-action relief previously granted by the staff of the Division of Corporation Finance to Freddie Mac from the obligation to file a Form 8-K under Item 2.03 for issuances of the company's debt and mortgage-related securities. See Federal Home Loan Mortgage Corporation (July 18, 2008) (the "2008 Letter," a copy of which is attached as Exhibit A).

I. Background

Freddie Mac requested the relief in the 2008 Letter in connection with the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"), which registration became effective on July 18, 2008. Freddie Mac is requesting a minor revision to the terms of the 2008 Letter that would allow Freddie Mac to provide summary information about its issuances of mortgage-related securities on its web site each month in lieu of furnishing that information with a Form 8-K.

Item 2.03 of Form 8-K requires issuers to file a current report upon the creation of a material direct financial obligation or a material obligation under an off-balance sheet arrangement. Instruction 5 to Item 2.03 provides that no Form 8-K is required under that item as a result of the sale of a security in a registered offering if certain conditions are met. Specifically, Instruction 5 relieves an issuer from the Form 8-K requirement if:

- the prospectus relating to the sale contains the required Form 8-K disclosure; and
- such prospectus is timely filed in accordance with Rule 424 under the Securities Act of 1933 ("Securities Act").

Debt and mortgage-related securities issued or guaranteed by Freddie Mac are exempt from the registration requirements of the Securities Act under Freddie Mac's legislative charter, and Freddie Mac does not file registration statements with the Securities and Exchange Commission ("Commission") for its offerings of such securities. As a result, the relief afforded by Instruction 5 to Item 2.03 of Form 8-K is not available to Freddie Mac.

In the 2008 Letter, the staff granted no-action relief to Freddie Mac from the requirement to file a Form 8-K under Item 2.03 in circumstances in which Freddie Mac issues a debt or mortgage-related security, provided that Freddie Mac includes the required disclosure in its offering circular and offering circular supplement for the issuance of the security and posts those documents on its web site within the timing requirements of Rule 424 under the Securities Act.

The 2008 Letter included a representation by Freddie Mac that going forward each month it would furnish with a Form 8-K a summary that discloses the volume of mortgage-related securities Freddie Mac issued in the previous month, and the balance of mortgage-related securities it guarantees that are outstanding and held by others at the end of the month. We refer to this summary as our Monthly Volume Summary, or MVS. As discussed below, we are requesting the staff's concurrence that the relief provided in the 2008 Letter will continue to be available even if Freddie Mac provides public disclosure of its MVS by posting it on the company's web site instead of furnishing the MVS with a Form 8-K. We are not seeking any other revisions to the terms of the relief under the 2008 Letter.

II. Discussion

Each month since the registration of its common stock under Section 12(g) of the Exchange Act in July 2008, Freddie Mac has furnished its MVS with a Form 8-K, in accordance with the representation made by Freddie Mac in the 2008 Letter. We are requesting the staff's concurrence that the relief provided in the 2008 Letter will continue to be available if Freddie Mac does not furnish its MVS with a Form 8-K and, instead, discloses its MVS by posting it on the company's web site and issuing a press release announcing the release of the MVS that provides a link to the relevant web site page.

Freddie Mac believes that it would be consistent with the public interest and the protection of investors for the staff to grant the requested revision to the terms of the 2008 Letter. Granting the requested revision to the previously granted no-action relief would:

- be consistent with the use of Freddie Mac's web site to make other disclosures under the central terms of the 2008 Letter, which enable Freddie Mac to disclose the information required by Item 2.03 of Form 8-K for issuances of its debt and mortgage-related securities by timely posting securities offering documents containing that information on its web site;

- provide public disclosure of the MVS in a manner consistent with the Commission's guidance regarding the use of company web sites (see Release No. 34-58288 (Aug. 7, 2008);

- enable Freddie Mac to simplify its internal processes and operate more efficiently, to the benefit of the U.S. Treasury ("Treasury") and taxpayers, in view of Treasury's financial support of Freddie Mac under the company's conservatorship and the company's dividend obligation to Treasury under the terms of the company's senior preferred stock; and

- align Freddie Mac's practice with the current practice of Fannie Mae.[1]

III. Conclusion

For the reasons set forth above, we believe it would be consistent with the public interest and the protection of investors for the staff to concur in the proposed revision to the terms of the 2008 Letter, as described above. We therefore respectfully request that the staff of the Division of Corporation Finance not recommend enforcement action to the Commission if Freddie Mac provides disclosure with respect to the issuance of its debt securities and mortgage-related securities in accordance with the terms of the 2008 Letter, other than furnishing its MVS each month with a Form 8-K, provided that Freddie Mac (i) posts the MVS on its web site each month and (ii) issues a press release announcing the issuance of the MVS that provides a link to the relevant web site page.

If for any reason the staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the staff by telephone prior to any written response to this letter. If you need additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at (703) 903-2710.

Very Truly Yours,



Kevin I. MacKenzie
Vice President & Deputy General Counsel –
Corporate Securities

[1] In connection with amendments to Form 8-K that became effective in August 2004, the staff granted Fannie Mae no-action relief under Item 2.03 of Form 8-K for offerings of Fannie Mae's debt and mortgage-related securities that is essentially the same as the relief granted to Freddie Mac in the 2008 Letter. See Fannie Mae (August 20, 2004). However, Fannie Mae did not represent in its no-action request that going forward it would furnish its monthly summaries (i.e., Fannie Mae's monthly volume report analogous to Freddie Mac's MVS) with a Form 8-K, and has not done so since May 2008.